Filed by ECARX Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: COVA Acquisition Corp.

Commission File No.: 001-40012

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Investor Presentation November 2022

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS PRESENTATION COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation This Presentation has been prepared by COVA Acquisition Corp ("SPAC") and ECARX Holdings Inc. (the "Company") in connection with a potential business combination involving SPAC and the Company (the "Transaction"). This Presentation is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. For the purpose of this notice, "Presentation" shall mean and include the slides that follow, the oral presentation of the slides by members of SPAC or the Company or any person on their behalf, the question - and - answer session that follows that oral presentation, copies of this document and any materials distributed at, or in connection with, that presentation. By accepting this Presentation, participating in the meeting, or by reading the Presentation slides, you will be deemed to have ( i ) acknowledged and agreed to the following conditions, limitations and notifications and made the following undertakings, and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation. This Presentation does not constitute ( i ) an offer or invitation for the sale or purchase of the securities, assets or business described herein or a commitment of the Company or SPAC with respect to any of the foregoing, or (ii) a solicitation of proxy, consent or authorization with respect to any securities or in respect of the Transaction, and this Presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or recommendation regarding any securities. The Company and SPAC expressly reserve the right, at any time and in any respect, to amend or terminate this process, to terminate discussions with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding a transaction involving the Company and SPAC. Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the "Securities Act"), for offers and sales of securities that do not involve a public offering. Except where otherwise indicated, this Presentation speaks as of the date hereof. The information contained in this Presentation replaces and supersedes, in its entirety, information of all prior versions of similar presentations. This Presentation does not purport to contain all information that may be required for or relevant to an evaluation of the Transaction. Further, this Presentation should not be construed as legal, tax, investment or other advice, and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. You will be responsible for conducting any investigations and analysis that is deemed appropriate and should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment decision and perform your own independent investigation and analysis with respect to the Transaction or any of an investment in SPAC and the transactions contemplated in this Presentation. SPAC and the Company reserve the right to amend or replace this Presentation at any time but none of SPAC and the Company, their respective subsidiaries, affiliates, legal advisors, financial advisors or agents shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Transaction should circumstances, management's estimates or opinions change or any information provided in this Presentation become inaccurate. Confidential Information The information contained in this Presentation is confidential and being provided to you solely for the purpose of assisting you in familiarizing yourself with SPAC and the Company in connection with the Transaction. This Presentation shall remain the property of the Company and the Company reserves the right to require the return of this Presentation (together with any copies or extracts thereof) at any time. Neither this Presentation nor any of its contents may be disclosed or used for any purposes other than information and discussion purposes without the prior written consent of SPAC and the Company. You agree that you will not copy, reproduce or distribute this Presentation, in whole or in part, to other persons or entities at any time without the prior written consent of SPAC and the Company. Any unauthorized distribution or reproduction of any part of this Presentation may result in a violation of the Securities Act. 2

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Disclaimer Forward - Looking Statements This Presentation contains certain forward - looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward - looking statements. Some of these forward - looking statements can be identified by the use of forward - looking words, including "anticipate," "expect," "suggests," "plan," "believe," "intend," "estimates," "targets," "projects," "should," "could," "would," "may," "will," "forecast" or other similar expressions. All forward - looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of SPAC and the Company as of the date of this Presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to us. Some of these factors include, but are not limited to: the success of new product or service offerings of the Company and its subsidiaries (collectively the "Group"), the Group's ability to attract new and retain existing customers, competitive pressures in the industry in which the Group operates, the Group's ability to achieve profitability despite a history of losses, the Group's ability to implement its growth strategies and manage its growth, the Group's ability to meet consumer expectations, the Group's ability to produce accurate forecasts of its operating and financial results, the Group's internal This Precontrols , fluctuations in foreign currency exchange rates, the Group's ability to raise additional capital, media coverage of the Group, changes in the regulatory environments of the countries in which the Group operates or to which the Group is subject, general economic conditions in the countries in which the Group operates, the Group's ability to attract and retain senior management and skilled employees, the success of the Group's strategic alliances and acquisitions, changes in the Group's relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group's ability to protect its brand and the Group's reputation, the Group's ability to protect its intellectual property, potential and future litigation that the Group may be involved in, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Transaction. The foregoing list of factors is not exhaustive. We undertake no obligation to publicly update or review any forward - looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In light of these factors, risks and uncertainties, the forward - looking events and circumstances discussed in this Presentation may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of this Presentation and the "Risk Factors" section of the proxy statement/prospectus on Form F - 4 relating to the Transaction filed with the U.S. Securities and Exchange Commission ("SEC"), and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. SPAC and the Company assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company's business or the extent to which any factor, or combination of factors, may cause the Company's actual results, performance or financial condition to be materially different from the expected future results, performance of financial condition. In addition, the analyses of SPAC and the Company contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, SPAC or any other entity. There may be additional risks that neither SPAC nor the Company presently knows or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. These forward - looking statements should not be relied upon as representing the Company's or SPAC's assessment as of any date subsequent to the date of this Presentation. More generally, we caution you against relying on these forward - looking statements, and we qualify all of our forward - looking statements by these cautionary statements. Industry and Market Data This Presentation also contains information, estimates and other statistical data derived from third party sources (including Frost & Sullivan). Such information involves a number of assumptions and limitations, and due to the nature of the techniques and methodologies used in market research, Frost & Sullivan cannot guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Neither SPAC nor the Company has independently verified such third party information, and makes no representation, express or implied, as to the accuracy, completeness, timeliness, reliability or availability of, such third party information. SPAC and the Company may have supplemented such information where necessary, taking into account publicly available information about other industry participants. Use of Projections and Historical Financial Information The 2021 historical financial data included in this Presentation has been derived from the Company's 2021 financial statements prepared in accordance with United States generally accepted accounting principles ("GAAP") and are subject to updates based on an ongoing external audit in accordance with the Public Company Accounting Oversight Board ("PCAOB") standards. In addition, the Company's financial data for the six months ended June 30, 2022 included in this Presentation is based on financial data derived from the Company's management accounts that have not been reviewed or audited and are subject to further review and updates. 3

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Disclaimer This Presentation contains ﬁnancial forecasts for the Company with respect to certain of its ﬁnancial results for the ﬁscal years 202 2 through 2024 for illustrative purposes. Neither SPAC's nor the Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express any opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward - looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above - mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective ﬁnancial information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective ﬁnancial information. While such information and projections are necessarily speculative, SPAC and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective ﬁnancial information. The inclusion of prospective ﬁnancial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective ﬁnancial information will be achieved. All subsequent written and oral forward - looking statements concerning the Company or SPAC, the Transaction or other matters and attributable to the Company or SPAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Non - GAAP Financial Measures This Presentation also includes references to non - GAAP financial measures such as adjusted EBITDA. Such non - GAAP measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. SPAC and the Company believe these non - GAAP measures of ﬁnancial results provide useful information to management and investors regarding certain ﬁnancial and business trends relating to the Company's ﬁnancial condition and results of operations. SPAC and the Company believe that the use of these non - GAAP ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company's ﬁnancial measures with other similar companies, many of which present similar non - GAAP ﬁnancial measures to investors. Management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. These non - GAAP ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP ﬁnancial measures. Additionally, to the extent that forward - looking non - GAAP financial measures are provided, they are presented on a non - GAAP basis without reconciliations of such forward - looking non - GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Additional Information In connection with the Transaction, the Company has filed a proxy statement/prospectus on Form F - 4. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about SPAC, the Company and the Transaction. Shareholders of SPAC will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about SPAC, the Company and the Transaction, without charge, at the SEC's website located at www.sec.gov. Participants in the Solicitation SPAC and the Company, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC's shareholders in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction is contained in the proxy statement. You may obtain free copies of these documents as described in the preceding paragraph. The definitive proxy statement will be mailed to shareholders of SPAC as of a record date to be established for voting on the Transaction when it becomes available. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but such references are not intended to indicate, in any way, that SPAC, the Company or the third - parties will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owners or licensors to these trademarks, service marks, trade names and copyrights. Neither SPAC, the Company, nor any of their respective directors, officers, employees, affiliates, advisors, representatives or agents, makes any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Transaction, the legal, regulatory, tax, financial, accounting or other effects of the Transaction or the accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Transaction, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. 4

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com TECHNOLOGY 02 STRATEGY 03 01 COMPANY TRANSACTION 04 05 FINANCIALS

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ecarx

Transaction Overview

ecarx

COVA Acquisition Corp.

- Pro Forma Equity Value of $3.8bn[2]
- Pre-Money Enterprise Value of $3.4bn and Equity Value of $3.4bn[1]
- Implied EV multiple of 4.3x 2023E Revenue and 2.6x 2024E Revenue[1]
- $368mm raised goes to balance sheet after expenses, including $300mm from COVA cash-in-trust[2] and $110mm in additional capital committed through strategic investments and other financings[3]
- Existing ECARX shareholders will retain 89% of pro forma equity in the combined company[3]

FX rate (USD/RMB) = 6.6981 as of June 30, 2022

1. For pre-money valuation, Enterprise Value is calculated based on Equity Value of $3.4bn, total debt of $139mm and existing cash balance of $135mm (as of December 31, 2021)
2. Assumes no redemptions by COVA shareholders and excludes (i) the impact of any equity awards issued at or after the closing of the transaction, (ii) the dilutive impact of 15.0mm public warrants and 8.9mm sponsor warrants with a strike price of $11.50 per share, (iii) the impact of shares with super-voting rights, and (iv) shares underlying the $65mm convertible notes which are convertible into shares of ECARX upon election of the holder of such notes
3. As of November 14, 2022, the Company has received a committed amount of $35mm in the form of strategic investments, the proceeds of which are dependent upon the closing of the proposed business combination. The Company has also received $75mm financing in the form of convertible notes which consist of (i) $10mm convertible notes that are automatically convertible into shares of ECARX upon consummation of the proposed business combination and (ii) $65mm convertible notes that are convertible into shares of ECARX upon election of the holder of the notes, the proceeds of which have been received by the Company

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Transaction 7

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com COVA Acquisition Corp .. Jun Hong Heng Chairman, CEO K.V. Dhillon President, Secretary and Director Alvin Widarta Sariaatmadja Director Austin Russell Senior Advisor Jack Smith Director Pandu Sjahrir Director Transaction 8

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com 02

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Co - founded in 201 7 by renowned Chinese entrepreneurs Mr. Eric Li (Li Shufu ) and Mr. Ziyu Shen to develop the full - stack automotive computing platform c.70% of the team are R&D personnel 5 years since founding c.2,000 FTEs 2 $415mm 2021 revenue 1 3.7 mm+ vehicles equipped with ECARX technologies 3 serving 12 brands in Asia Pacific and Europe 3 All copyright shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX sh all reserve the right to take legal action against such violations. | www.ecarxgroup.com 1. FX rate (USD/RMB) = 6.6981 as of June 30, 2022 2. Full - time employees 3. Operational data as of June 30, 2022 Company 10

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Peter Rogbrant Common OS Brook Zhang Head of China Product Development President of China Kelvin Du Richard Sun AI and Core Computing Platform COO P eter Cirino Chairman and CEO Ziyu Shen CFO Ramesh Narasimhan General Counsel Andrew Winterton ECARX is led by a highly experienced international team Senior Management Core Technical Leadership Company 11

ECARX provides a unique investment opportunity

Large and growing market	Competing in a growing market with a TAM of $400bn+ Vehicle "DNA" to transform more in the next decade than in the past century
Differentiated technology and product vision	Vertically integrated full-stack technology solution Vision to transform vehicles into seamlessly integrated information, communications, and transportation devices
Well positioned with unique go-to-market strategy	Integrated approach allows efficient product roadmap development Deep experience with Geely ecosystem
Established business with seasoned management team	3.7mm vehicles equipped with ECARX technologies[1] since 2017 Revenue of $415mm in 2021[2]

1. Operational data as of June 30, 2022
2. FX rate (USD/RMB) = 6.6981 as of June 30, 2022

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Company

12

The shift towards next-gen vehicle technologies creates a large and growing market opportunity

Tailwinds

- Shift towards fully electric vehicle platforms, more connected cars and automated driving technologies
- Transformative demand in electronic components means they will take greater portion of product value as software enables onboard experiences
- ECARX is positioned to partner with and/or supply OEMs and Tier 1 suppliers with key platform technology
- Expect "all-new" platforms to serve as the foundation for future product development over the next 10+ years

2020 – 2030 Global TAM Opportunity

Autonomous driving solutions market	4.6X	~$400 B
Automotive software market	4.7X	~$105 B
Automotive SoC market	12.0X	~$177 B

Source: Frost & Sullivan

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Company

13

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com 03

ecarx

ECARX is developing a vertically-integrated, full-stack automotive technology platform

Clear platform roadmap consisting of one SoC family and versatile OS






Infotainment

Initial SOP: 2017

SoC: E01 (2018), E02 (2020)

Customized Android

Infotainment Oriented

Digital Cockpit

Initial SOP: 2021

SoC: Snapdragon8155 (2021); SE1000 (2022)[1]

Customized Android Linux and RTOS

Cluster + Infotainment + ADAS

Automotive Central Computing Platform

Initial SOP: 2024[1]

SoC Family (Multiple)

One OS Platform

Cockpit + Body + ADAS + Unsupervised highway driving

Next Generation Products

Seamlessly integrated information, communications, and transportation devices

1.Estimated

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Technology

15

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com ECARX combines SoC and OS technology with a unique software stack Operating System Software Stack Powerful SoC targeting automotive applications Operating system and tool chain intended to maximize the power of ECARX SoC Software to address major domains of automotive applications Technology Vertically integrated technology platform simplifies and speeds up product development System - on - a - Chip 16

System on a Chip ("SoC")

ECARX is implementing a fast and robust SoC technology development roadmap





2018
2020
2021
2022
2023
2024
2025
E01
28nm
CHN
E02
12nm
CHN
E03
14nm
CHN
SE1000
siengine
7nm
ASIL-B
AD1000
siengine
ASIL-D
SE2000
siengine
ASIL-B
IP Core
ecarx

CPU: 14k DMIPS
GPU: 22 GFLOPS

CPU: 60k DMIPS
GPU: 100 GFLOPS

CPU: 30k-45 DMIPS
GPU: 100~200 GFLOPS

E01 and E02 Infotainment SoC Core Modules[1]

E03: Digital In-Car Host SoC Core Module[1]

SE1000: Digital Cockpit SoC[2]
- ✓High performance, low power consumption
- ✓High security
- ✓High AI capability
- ✓Customer sample ready

AD1000
Vehicle Computing SoC[2]

SE2000[2]

Infotainment | Digital Cockpit | Automotive Central Computing Platform

siengine: JV between ECARX and ARM China established in 2018. ECARX is collaborating with SiEngine to define the feature set for the next generation automotive SoC.

1. ECARX repackaged from commercial chipset to automotive grade and integrated with key IC (integrated circuit) peripheral into E01/E02/E03 SoC Core Modules
2. Estimated timeline for SE1000, SE2000, AD1000 and ECARX IP Core

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Technology
17

Operating System



ECARX is building a versatile one OS platform to maximize SoC benefits and enable broad applications

ECARX Hypervisor

- Integrate heterogeneous processing units' (CPU/GPU/NPU/etc) resources with best utilization for various vehicle domains
- Simplified peripheral integration and easy development

Core OS Platforms for Main Vehicle Application Domains

- HaleyTek OS for Infotainment
- ECARX Drive OS for Cluster + AD
- Safety OS for functional safety

ECARX Automotive Service Core

- Abstraction of vehicle features and communication flow across systems and domains

Tools and Services

- Runtime, SDK, Toolchains, IDE, Emulator, EVB hardware and relevant source code to developers

HaleyTek Joint venture between ECARX and Volvo Cars established in 2021 to develop the OS to empower Android based infotainment system

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Technology
18

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Software Stack Technology Digital Cockpit 3.7mm+ customers are already experiencing ECARX's world class cockpit software ADAS & Unsupervised Driving Developing & partnering to offer driver assistance technologies to enable the future of mobility Functional Safety Control over key vehicle systems to enable functionality, ensure information security, and improve performance ECARX software integrates intelligent, connected technology to enhance rider experience 19

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ecarx

These strategic relationships are creating robust pathways to third party OEMs and international growth

ECARX's unique go-to-market strategy creates multiple development and commercialization opportunities, starting with scale and "day one" involvement

- Millions of customers in China are already enjoying ECARX experiences across Geely Auto
- Geely's diverse international OEM ecosystem helps to expand ECARX's geographic reach and creates meaningful scale
- Deliver unique "day one" involvement and early technology deployment, accelerating and informing our future product pipeline
- Capital efficient technology partnerships including strategic international co-development

Geely Auto[7] Brands

LYNK & CO

+ Ecosystem[8] Brands

LEVC

LOTUS

smart

VOLVO

Partnerships & Collaborations

ecarx

Driver assist / unsupervised highway

LUMINAR

ecarx | GEELY[3] JICA Intelligent

zenseact[2]

Operating system

HaleyTek[4]

System on a Chip

siengine

AMD

1. SoC Core Module refers to complete computing board which efficiently integrates SoC together with core ICs (integrated circuit) and peripheral
2. Zenseact was founded by Volvo Cars. ECARX held 13.5% equity interest in Zenseact as of June 30, 2022
3. JICA Intelligent was co-founded by ECARX and a subsidiary of Geely Holding in April 2021. ECARX held 50% equity interest in JICA Intelligent as of June 30, 2022
4. Haleytek was co-founded by ECARX and Volvo Cars in September 2021. ECARX held 40% equity interest in Haleytek as of June 30, 2022
5. SiEngine was co-founded by ECARX and ARM China in September 2018. ECARX held 30.97% equity interest in SiEngine as of June 30, 2022
6. AMD and ECARX entered into a strategic collaboration agreement in August 2022
7. Geely Auto refers to Geely Automobile Holdings Limited, which manages brands including Geely, Lynk & Co, Geometry, Zeekr and other brands
8. Geely Ecosystem refers to Geely Auto, Volvo Cars, smart, Lotus, Proton, LEVC and other OEMs that are affiliated with or are investee companies of Zhejiang Geely Holding Group Co., Ltd ("Geely Holding")

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Strategy

21

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Significant global momentum with ECARX technologies embedded in next generation vehicles • Key strategic partner to various Geely ecosystem brands including Lotus, Smart, Volvo with respect to their automotive products and services • Pathway in place to secure international orders from OEMs worldwide “ Luminar, the Florida - based lidar company that went public via SPAC in 2020 , has formed a close alliance with an auto behemoth in China. It ’ s making a strategic investment … in ECARX , an auto tech startup co - founded by Eric Li, founder of China ’ s largest private automaker Geely, ECARX said on Thursday. ” “ Volvo Cars to launch joint venture with ECARX to develop smart car software systems ” ECARX has operations in China and Europe and is focused on technology used in smart vehicles, high - definition maps and car chips. The company was founded in 2017 by Ziyu Shen, its chief executive officer, and Li Shufu , chairman of Geely. “We are getting bigger and we want to be an international company,” Ziyu Shen, ECARX’s chairman, said in an interview. “We want to have a very strong international expansion in the next five years.” Strategy 22

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ecarx

Revenue Growth and Diversification


= YoY Growth
$415mm
+29.9%
$539mm
19%
7%
74%
+47.9%
$797mm
25%
18%
57%
+65.2%
$1,317mm
26%
30%
44%
2021A
2022E
2023E
2024E
Geely Auto Brands
Other Geely Ecosystem Brands
Third Party

Key Highlights

- Over 50% CAGR in revenues over the next several years
- Contribution from third-party OEMs to increase significantly to 26% in 2024
- Continue to heavily invest to drive growth, with over 70% of opex allocated to R&D

FX rate (USD/RMB) = 6.6981 as of June 30, 2022

1. The financial forecast assumes additional financing of $300mm in 2022 from the proceeds of the SPAC trust and from the strategic investments and other financings. If the Company is unable to raise $300mm from the proposed business combination transaction in conjunction with the strategic investments and other financings, the Company intends to seek alternative financing following the closing of the business combination. If such amounts are not available to the Company on acceptable terms, such amounts may not be raised and the financial forecast set forth herein would be inaccurate

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Financials
24

ecarx

Adjusted EBITDA

Break-even by the end of 2024, with gross margin growth through new product margin and customer diversity

FYE December ($mm)	2021A	2022E	2023E	2024E
Gross Profit	**122**	**167**	**266**	**456**
Gross Profit Margin (%)	*29.4%*	*31.0%*	*33.3%*	*34.6%*
Adjusted EBITDA[2]	**(122)**	**(162)**	**(122)**	**31**
Adjusted EBITDA Margin (%)	*(29.4%)*	*(30.0%)*	*(15.4%)*	*2.3%*

Key Highlights

- Enhanced gross margins with an increase of over 500 basis points by the end of 2024
- Clear pathway to achieve adjusted EBITDA profitability by the end of 2024

FX rate (USD/RMB) = 6.6981 as of June 30, 2022

1. The financial forecast assumes additional financing of $300mm in 2022 from the proceeds of the SPAC trust and from the strategic investments and other financings. If the Company is unable to raise $300mm from the proposed business combination transaction in conjunction with the strategic investments and other financings, the Company intends to seek alternative financing following the closing of the business combination. If such amounts are not available to the Company on acceptable terms, such amounts may not be raised and the financial forecast set forth herein would be inaccurate
2. Adjusted EBITDA is a non-GAAP financial metric defined by the Company as net loss or gain before income tax expenses, net interest expenses, depreciation and amortization and share-based compensation

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Financials
25

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com ECARX provides a unique investment opportunity 3.7mm vehicles equipped with ECARX technologies 1 since 2017 Revenue of $415mm in 2021 2 Competing in a growing market with a TAM of $400bn+ Vehicle "DNA" to transform more in the next decade than in the past century Vertically integrated full - stack technology solution Vision to transform vehicles into seamlessly integrated information, communications, and transportation devices Integrated approach allows efficient product roadmap development Deep experience with Geely ecosystem Established business with seasoned management team Large and growing market Differentiated technology and product vision Well positioned with unique go - to - market strategy 1. Operational data as of June 30, 2022 2. FX rate (USD/RMB) = 6.6981 as of June 30, 2022 Financials 26

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Selected Public References Enterprise Value EV/Revenue 2023E 1,2 EV/Revenue 2024E 1,2 Revenue CAGR 2022E - 2024E 1 Semiconductor & Software Full Stack Solution - 9.2x 8.3x 4.9% Automotive Technology - 15.3x 6.4 x 121 .. 4 % ECARX $3.4BN 3 4.3x 2.6x 56.3% Source: FactSet as of N ovember 16, 2022 1. EV / Revenue multiples and 2022 - 2024E revenue CAGRs refer to arithmetic averages 2. Aurora excluded from the calculation as multiple exceeds 40x 3. Pre - money valuation based on Equity Value of $3.4bn, total debt of $139mm and existing cash balance of $135mm (as of December 31, 2021) 4. FX rate (USD/RMB) = 6.6981 as of June 30, 2022 Financials 27

Transaction Summary

Transaction Overview[1,2]

- Pro forma equity value of $3.8bn[2]
- Pre-money enterprise value of $3.4bn[2] and equity value of $3.4bn[2] - An implied EV multiple of 4.3x 2023E Revenue and 2.6x 2024E Revenue[2]
- Assumes $300mm cash in trust from COVA[3] and $110mm in additional capital committed through strategic investments and other financings[4]
- Previously agreed financing satisfies the $100mm minimum cash condition for the business combination
- All existing ECARX shareholders will retain their shareholding. No existing shareholders exit
- Proceeds to be used for strategic acquisitions or investments, R&D, product roll-out, geographic expansion and general corporate purposes

Illustrative Pro Forma Ownership[1,2,3]



Public Shareholders
COVA Sponsor
Strategic and Other Financings Investors
Existing ECARX Shareholders
7.9%
2.0%
1.2%
89.0%

Pro Forma Valuation[1,2]

($mm, except for per share data)	
PF Shares Outstanding	382
Share Price	$10.00
Pro Forma Equity	**$3,820**
Plus: Debt	139
Less: Existing Cash Balance	(135)
Less: Net Transaction Proceeds to Balance Sheet	(368)
Pro Forma Enterprise Value	**$3,457**

Estimated Sources And Uses[1] (assuming no redemptions by COVA shareholders)

Sources	($mm)
Existing ECARX Shareholder Equity	3,400
COVA Trust[3]	300
Common Equity Strategic Investments[4]	35
Convertible Notes[4]	75
Total Sources	**$3,810**

Uses	($mm)
Existing ECARX Shareholder Equity	3,400
Net Cash to Balance Sheet at Closing	368
Estimated Fees & Expenses[5]	42
Total Uses	**$3,810**

FX rate (USD/RMB) = 6.6981 as of June 30, 2022

1. Excludes (i) the impact of any equity awards issued at or after the closing of the transaction, (ii) the dilutive impact of 15.0mm public warrants and 8.9mm sponsor warrants with a strike price of $11.50 per share, and (iii) the impact of shares with super-voting rights
2. Pro forma valuation assumes no redemptions by COVA shareholders and excludes the shares underlying the $65mm convertible notes which are convertible into shares of ECARX upon election of the holder of such notes. For pre-money valuation, Enterprise Value is calculated based on Equity Value of $3.4bn, total debt of $139mm and existing cash balance of $135mm (as of December 31, 2021)
3. Assumes no redemptions by COVA shareholders
4. As of November 14, 2022, the Company has received a committed amount of $35mm in the form of strategic investments, the proceeds of which are dependent upon the closing of the proposed business combination. The Company has also received $75mm financing in the form of convertible notes which consist of (i) $10mm convertible notes that are automatically convertible into shares of ECARX upon consummation of the proposed business combination and (ii) $65mm convertible notes that are convertible into shares of ECARX upon election of the holder of the notes, the proceeds of which have been received by the Company
5. Estimated transaction fees & expenses of c.$42 million, exact number to be finalized

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Financials 28

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Risk Factors Risks Relating to ECARX's Business and Industry 1. ECARX has a limited operating history in a new market and faces significant challenges in the fast - developing industry. 2. If ECARX 's solutions do not appropriately address the evolution of the automotive industry or automotive intelligence technologies, its business could be adversely affected. 3. Changes in automobile sales and market demand can adversely affect the business of ECARX. 4. Disruptions in the supply of components or the underlying raw materials used in ECARX's products may materially and adversely affect its business and profitability. 5. A reduction in the market share and changes in product mix offered by ECARX's customers could materially and adversely affect ECARX's business, financial condition, and results of operations. 6. The automotive intelligence industry is highly competitive, and ECARX may not be successful in competing in this industry. 7. ECARX had negative net cash flows from operations in the past and has not been profitable, which may continue in the future. 8. ECARX currently has a concentrated customer base with a limited number of key customers, particularly Geely Holding and its related parties. The loss of one or more of its key customers, or a failure to renew any agreement with one or more of its key customers, could adversely affect its results of operations and ability to market its products and services. 9. ECARX is subject to risks and uncertainties associated with international operations, which may harm its business. 10. ECARX's automotive intelligence technologies and related hardware and software could have defects, errors, or bugs, undetected or otherwise, which could create safety issues, reduce market adoption, damage its reputation with current or prospective customers, or expose it to product liability and other claims that could materially and adversely affect its business, financial condition, and results of operations. 11. ECARX relies on its business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in ECARX 's cooperation with its business partners could harm its business. 12. ECARX's business plans require a significant amount of capital. In addition, ECARX's future capital needs may require it to sell additional equity or debt securities that may dilute its shareholders or introduce covenants that may restrict its operations or its ability to pay dividends. 13. The COVID - 19 pandemic continues to impact ECARX's business and could materially and adversely affect its financial condition and results of operations. 14. ECARX is subject to risks relating to its restructuring. 15. ECARX may not be able to realize the potential financial or strategic benefits of business ventures, acquisitions or strategic investments or successfully integrate acquisition targets, which could harm its ability to grow its business, develop new products or sell its existing products. 16. ECARX may incur material losses and costs as a result of warranty claims, product recalls, and product liability that may be brought against it. 17. ECARX has limited insurance coverage, which could expose it to significant costs and business disruption. 18. ECARX's business depends substantially on the continued efforts of its executive officers, key employees and qualified personnel, and its operations may be severely disrupted if ECARX loses their services. 19. ECARX's management team has limited experience managing a public company. 20. ECARX may not succeed in continuing to establish, maintain, or strengthen its brand, and the brand and reputation of ECARX could be harmed by negative publicity with respect to itself, its directors, officers, employees, shareholders, peers, business partners, or the industry in general. 21. ECARX's revenues and financial results may be adversely affected by any economic slowdown in China as well as globally. 22. Heightened tensions in international relations, particularly between the United States and China, may adversely impact ECARX's business, financial condition, and results of operations 23. Natural disasters, terrorist activities, political unrest, the ongoing conflict between Russia and Ukraine, rising inflation, and other global pandemic outbreaks could disrupt ECARX's production, delivery, and operations, which could materially and adversely affect its business, financial condition, and results of operations. 24. If ECARX fails to implement and maintain an effective system of internal controls, it may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of its shares. 25. ECARX depends on information technology to conduct its business. Any significant disruptions to its information technology systems or facilities, or to those of third parties with which it does business, such as disruptions caused by cyber - attacks, could adversely impact ECARX's business. 26. Unexpected termination of leases, failure to renew the lease of ECARX's existing premises or to renew such leases at acceptable terms could materially and adversely affect its business. Select Risk Factors 30

All copyrights shall belong to ECARX. No person shall copy or distribute any or all part of the content in any way. ECARX shall reserve th e r ight to take legal action against such violations. | www.ecarxgroup.com Risk Factors Risks Relating to Intellectual Property 1. ECARX may need to defend itself against intellectual property right infringement claims, which may be time - consuming and would cause ECARX to incur substantial costs. 2. ECARX may not be able to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position. 3. As ECARX's patents may expire and may not be extended, ECARX's patent applications may not be granted, and ECARX's patent rights may be contested, circumvented, invalidated, or limited in scope, ECARX may not be effectively protected by its patent rights. In particular, ECARX may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect its business, financial condition, and results of operations. 4. In addition to patented technologies, ECARX relies on its unpatented proprietary technologies, trade secrets, processes, and know - how. Risks Relating to Regulation and Doing Business in China 1. The PRC government has significant oversight and discretion over ECARX's business operations, and it may influence or intervene in ECARX's operations as part of its efforts to enforce PRC law, which could result in a material adverse change in ECARX's operations and the value of ECARX's securities. 2. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and to ECARX, hinder ECARX's ability and the ability of any holder of its securities to offer or continue to offer such securities, result in a material adverse change to ECARX's business operations, and damage ECARX's reputation, which would materially and adversely affect ECARX's financial condition and results of operations and cause ECARX's securities to significantly decline in value or become worthless. 3. The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, ECARX cannot predict whether or when it will be able to obtain such approval or complete such filing, and even if it obtains such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject ECARX to sanctions imposed by the CSRC or other PRC government authorities. 4. The PCAOB is currently unable to inspect ECARX's auditor in relation to their audit work performed for ECARX's financial statements and the inability of the PCAOB to conduct inspections over ECARX's auditor deprives ECARX's investors with the benefits of such inspections. 5. Assuming the business combination is consummated in 2022, ECARX's securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2024 if proposed changes to the law are enacted. The delisting of ECARX's securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. 6. ECARX's business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage its reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm its business and results of operations. 7. ECARX may be subject to anti - corruption, anti - bribery, anti - money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject ECARX to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect its business, results of operations, financial condition, and reputation. 8. It may be difficult for overseas regulators to conduct investigations or collect evidence within China. 9. Fluctuations in exchange rates could have a material and adverse effect on ECARX's results of operations. 10. Governmental control of currency conversion may limit ECARX's ability to utilize its revenues effectively. 11. Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect ECARX's financial condition and results of operations. Select Risk Factors 31

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About ECARX

ECARX is transforming vehicles into seamlessly integrated information, communications, and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX's current core products include infotainment head units (IHU), digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.

Over the last three years, ECARX's technology has been integrated into more than 3.7 million cars worldwide. ECARX was founded in 2017 and has since grown to close to 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group (Geely), one of the largest automotive groups in the world that holds ownership interest and investment in international brands such as Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

About COVA

COVA Acquisition Corp. is a special purpose acquisition company whose business purpose is to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus on Form F-4 relating to the proposed transaction filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4 filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction

In connection with the proposed transaction, ECARX has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA to vote on the proposed transaction, which was declared effective on November 18, 2022. Shareholders of COVA and other interested persons are encouraged to read the definitive proxy statement/prospectus as well as other documents to be filed with the SEC because these documents contain important information about COVA and ECARX and the proposed transaction. The definitive proxy statement/prospectus included in the registration statement will be mailed to shareholders of COVA as of November 8, 2022. Shareholders of COVA are also able to obtain a copy of the F-4, including the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111 or, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction is set forth in the registration statement containing the definitive proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.